October 5, 2006

Mr. H. Christopher Owings
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Seawright Holdings, Inc.
Registration Statement on Form SB-2
Filed July 17, 2006
File No. 333-135810 (the “Registration Statement”)

Mr. Owings:

Thank you for your detailed comments on the Registration Statement of Seawright Holdings, Inc. (the “Company”). We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments are repeated below, followed by our response on behalf of the Company.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with applicable rules. If there is any other information that you require, we will be pleased to provide it.

Registration Statement on Form SB-2

General

1.
We note your response to comment 1 in our letter dated August 14, 2006. Given the size and nature of the transactions, we note that the transactions appear to be a primary offering rather than an indirect primary or a secondary offering. We note that Dutchess is registering 6,000,000 shares of common stock, or 171% of the total number of shares held by non-affiliates, and Mr. Sens, your chief executive officer, is registering 5,429,334 shares of common stock, or 154% of the total number of shares held by non-affiliates. Please withdraw and re-file the registration statement once the put is exercised. Further, since you are not eligible to conduct an at-the-market offering under Rule 415(a)(4), please note that the offering price must be fixed for the duration of the equity line agreement.

The size of the offering has been revised as requested.

Mr. H. Christopher Owings
October 5, 2006

2.
We note your response to comment 2 in our letter dated August 14, 2006. Further, we note that you state that section 12(F) of the investment agreement is “simply a mechanism under applicable state law to determine whether and in what circumstances a contract may be amended;” however, we reissue our comment with respect to the amendment provision. We note that it does not appear that Dutchess is irrevocably bound to purchase your common stock given its right to amend the terms of the agreement. If you choose to renegotiate the terms of the investment agreement in the future, you will need to withdraw your registration statement and re-file another registration statement after you have completed a new agreement.

Dutchess is irrevocably bound to purchase Seawright’s common stock. Dutchess has no right to unilaterally alter the terms of the agreement. We acknowledge the Staff’s comment regarding the effect of any renegotiation of the terms of the agreement.

3.	We continue to review your response to comment 3 in our letter dated August 14, 2006. We may have further comment.

No response required.

Selling Security Holders, page 23

4.
We note your response to comment 9 in our letter dated August 14, 2006. We reissue our comment with respect to IFS Holdings, Inc. Please also revise to clarify footnote (12), which does not refer to Stafford Street Capital.

The disclosure has been revised as requested.

5.
We note your response to comment 11 in our letter dated August 14, 2006. In that response, you state that all of the shares of common stock “offered by Messrs. Jones or Attkisson are held by Messrs. Jones and Attkisson, individually.” We note that Carolyn H. Byrd beneficially owns and is offering 48,690 shares of your common stock in this offering. Please disclose if any of the shares offered by Ms. Byrd are held by Jones, Byrd and Attkisson. If so, please revise your disclosure to include Jones, Byrd and Attkisson as a selling stockholder.

Ms. Byrd purchased 48,690 shares of common stock offered pursuant to the Company’s Private Placement Memorandum, dated August 20, 2004. All of the shares of common stock offered by Ms. Byrd are held by Ms. Byrd, individually.

Mr. H. Christopher Owings
October 5, 2006

6.
We note your response to comment 12 in our letter dated August 14, 2006. Further, we note that you state that Jones, Byrd and Attkisson transferred its warrants to Messrs. Jones and Attkisson. Please tell us the exemption from registration relied upon for the transfer and describe the facts that make the exemption available.

Jones Bryd & Attkisson (“JBA”) has advised us that JBA undertook the transaction by which JBA transferred certain warrants to Messrs. Attkisson and Jones, in reliance upon their understanding that the transaction was not a "sale" as defined by the 1933 Act because there was no value provided by the transferees to the transferor.

JBA further advised us that in the event that the transfer of warrants was deemed to be a “sale,” then JBA believes that the so-called "4(1½)" exemption is available since the warrants could have been issued to Messrs. Attkisson and Jones directly under Section 4(2) by the issuer and the transfer to such individuals did not constitute a public offering.  JBA stated that their understanding is consistent with the Staff's interpretation of SEC Rule 144(a)(3)(vi).

Plan of Distribution, page 28

7.
We note your response to comment 13 in our letter dated August 14, 2006; however, we reissue our previous comment. For example, we note that Messrs. Jones and Attkisson and Ms. Byrd appear to be affiliates of Jones, Byrd & Attkisson, which is a registered broker-dealer.

JBA informed us that Ms. Byrd is not an affiliate of JBA. Ms. Byrd at one time was a shareholder of JBA’s holding company, IFS Holdings, Inc. However, Ms. Byrd is no longer a shareholder of IFS Holdings, Inc. and she is not currently, and she has never been, an employee of JBA. Ms. Byrd, as stated in our response to Comment No. 5 purchased the Company’s securities offered pursuant to the Company’s Private Placement Memorandum, dated August 20, 2004.

JBA informed us that IFS Holdings, Inc. is a holding company that owns 99% of JBA. Therefore, IFS Holdings, Inc. may be deemed to be an affiliate of JBA.

Messrs. Jones and Attkisson, on behalf of themselves and IFS Holdings, Inc., have informed us that Mr. Jones, Mr. Attkisson and IFS Holdings, Inc. (1) acquired the Company’s securities in the ordinary course of business, and (2) neither Mr. Jones, Mr. Attkisson or IFS Holdings, Inc. had any agreement or understanding, directly or indirectly, at the time of purchase with any person to distribute the Company’s securities.

Mr. H. Christopher Owings
October 5, 2006

Exhibit 5.1. Legal Opinion

8.
We note your response to comment 20 in our letter dated August 14, 2006. The last paragraph of your revised legal opinion states that the opinion “speaks only as of its date” and that counsel has “no obligation to advise the Company (or any third party) of changes in law or fact that occur after the date of this Opinion, even though the change may affect the legal analysis, a legal conclusion or an informational confirmation in this Opinion.” Please be aware that the opinion must speak as of the date of effectiveness of the registration statement. Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, please revise the opinion to eliminate this limitation.

The opinion will be dated and refiled on the date we request acceleration of effectiveness.

I would appreciate an opportunity to discuss any of these responses with you if you believe that they require clarification. Please feel free to contact either me or my colleague, Mark Fiekers, at any time if we may provide additional information, or if you would like to discuss the Registration Statement further. You may reach me at 202-775-8677 and you can reach Mark at 202-248-5595.

Sincerely,

/s/ Charles A. Sweet

Charles A. Sweet

cc:   John Fieldsend
Joel Sens
Mark Fiekers